Colorado Office 10758 W. Centennial Rd., Ste. 200 Littleton, CO 80127 Tel: (866) 981-4588 Fax: (720) 981-5643	Wyoming Office 5880 Enterprise Dr., Ste. 200 Casper, WY 82609 Tel: (307) 265-2373 Fax: (307) 265-2801

October 31, 2017

VIA EDGAR

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Ur-Energy Inc.

Form 10-K for the Fiscal Year ended December 31, 2016

Filed March 3, 2017

File No. 001-33905

Dear Mr. Reynolds:

Ur-Energy Inc. (“Company”) is in receipt of the comment letter from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 19, 2017 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 3, 2017. For convenience, the Staff’s comments are reproduced below, with the Company’s response to each comment set out immediately underneath it. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company’s Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2016

Lost Creek Property – Resource Summary, page 15

Comment No. 1: We note your resource estimates have not been updated since September 30, 2015, despite captured production from your well fields of 749,721 pounds of uranium since September 30, 2015 through December 31, 2016. Please disclose your estimated resources accounting for production as of your fiscal year end.

Response to Comment No. 1: We propose including a table or other narrative discussion in future filings to disclose the estimated remaining resource, accounting for production as of our fiscal year end, reconciled to the resource estimate totals shown in our February 2016 Lost Creek Property Preliminary Economic Assessment.

John Reynolds

Division of Corporation Finance, SEC

October 31, 2017

Comment No. 2: The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the basis for the cutoff grades used to delineate your resources from mineralization.

Response to Comment No. 2: Our grade cutoff of 0.02% U3O8 did not change from our previous resource estimation work and remains consistent with historic uranium industry grade cutoffs. Additionally, with respect to grade-thickness (GT) cutoff, the following was included in our 2016 Form 10-K at page 16, under the heading “Updated Preliminary Economic Assessment for Lost Creek Property”:

On June 17, 2015, the Company published an independent Technical Report for the Lost Creek Property to report increased resources for its operating MU1 and from exploration drilling conducted early in 2015. In order to reconcile higher-than-expected uranium recoveries from production operations in this mine unit, the grade thickness (“GT”) cutoff for uranium intercepts used in resource estimation was lowered from 0.30 to 0.20. Employing these revised guidelines, resources for MU1 were re-mapped and re-evaluated, increasing the MU1 Measured Resources by 55% (after subtraction of MU1 production). Through the monitoring of continued production from MU1, the authors believe the 0.20 GT better represents the uranium resources for the Lost Creek Property. Accordingly, for the Lost Creek PEA, all resource estimations for Lost Creek Property have used the new 0.20 GT cutoff, again, following re-mapping and re-evaluation. . . .

The GT cutoff for the uranium resources at our Lost Creek Property has been determined and amended based upon the first two years of production at Lost Creek and the resulting need to reconcile considerably higher-than-anticipated production from our first mine unit. This was disclosed in successive technical reports, the second of which is our February 2016 Preliminary Economic Assessment, the text from which appears in substantive form in our 2016 Form 10-K.

In order to clarify the basis for the selected GT cutoff, we propose to add the following language (bold/italics font), in future Form 10-K filings:

On June 17, 2015, the Company published an independent Technical Report for the Lost Creek Property to report increased resources for its operating MU1 and from exploration drilling conducted early in 2015. In order to reconcile higher-than-expected uranium recoveries from production operations in this mine unit, various analyses were conducted. These analyses, including detailed remapping of mineralized trends within ten sand horizons and interpretation of data from an additional 85 closely-spaced wells and core-holes, resulted in the re-estimation of the mineral resources and the conclusion that it was most appropriate to lower the grade-thickness (“GT”) cut-offs from 0.30 to 0.20 within the Company’s GT contouring resource estimation technique. Employing these revised guidelines, resources for MU1 were re-mapped and re-evaluated, increasing the MU1 Measured Resources by 55% (after subtraction of MU1 production). Through the monitoring of continued production from MU1, the authors believe the 0.20 GT cutoff better represents the uranium resources for the Lost Creek Property, and is supported by the economic analysis included in the PEA as well as the actual production achieved at the property to date. Accordingly, for the Lost Creek PEA, all resource estimations for Lost Creek Property have used the new 0.20 GT cutoff, again, following re-mapping and re-evaluation. . . .

John Reynolds

Division of Corporation Finance, SEC

October 31, 2017

Preliminary Economic Assessment for Shirley Basin Uranium Project, page 21

Comment No. 3: We note you do not disclose your inferred resources for the Shirley Basin project and that these resources are available in your technical report. Please disclose these tonnage and grade estimates.

Response to Comment No. 3: As discussed, there are no inferred mineral resources at our Shirley Basin Project.

We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at 720-981-4588 (ext. 248) or at roger.smith@ur-energy.com.

Sincerely,

Ur-Energy Inc.

By:	/s/ Roger L. Smith
Roger L. Smith
Chief Financial Officer